Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Three Months Ended February 29/28,

	2008		2007

Net income	$236		$283
Income tax benefit, net	(10)		(4)

Income before income taxes	226		279

Fixed charges
Interest expense, net	98		84
Interest portion of rent expense (a)	5		4
Capitalized interest	14		11

Total fixed charges	117		99

Fixed charges not affecting earnings Capitalized interest	(14)		(11)

Earnings before fixed charges	$329		$367

Ratio of earnings to fixed charges	2.8	x	3.7	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.

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